UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 5, 2022

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In the Matter of

Bit Origin Ltd. (f/k/a China Xiangtai Food Co., Ltd.)
375 Park Ave., FL 1502
New York, NY 10152

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: File No. 333-258656

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Bit Origin Ltd. (f/k/a China Xiangtai Food Co., Ltd.) filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Bit Origin Ltd. (f/k/a China Xiangtai Food Co., Ltd.) has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 5, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief